

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

November 3, 2009

James A. Clishem
Chief Executive Officer
Active Power, Inc.
2128 W. Braker Lane
BK 12
Austin, Texas

> **Re: Active Power, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed October 28, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed April 28, 2009**
> **File No. 000-30939**

Dear Mr. Clishem:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Derek L. Willis, Esq.
        Wilson Sonsini Goodrich & Rosati
                Professional Corporation
        Via Facsimile